SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number: 0-3003

THOMSON

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

PRESS RELEASE

Thomson: Full Year 2007 Results and Fourth Quarter Revenues

•

A slow fourth quarter for revenues limited growth in 2007 Core Business revenues to 2.1% at constant currency and impacted 2007 Core Business EBIT which came in at €346 million

•

Core Business free cash flow for 2007 was robust at €387 million, leading to a significant improvement in net Group operating and investing cash flow to a net inflow of €142 million in 2007 from an outflow of €(51) million in 2006

•

Net debt reduced by €113 million and aggregate net financial liabilities by €282 million compared to end-2006

•

A net loss of €(23) million for the full year – following exit from AVA businesses

•

Board proposes a dividend of €0.33

•

Following the exit from the AVA businesses in December 2007, the Group will revert to a split Chairman/Chief Executive Officer structure, with Frank E. Dangeard as Chairman.

•

Group focus for 2008 is on cash generation and cost reduction, whilst pursuing opportunities for profitable organic growth

Paris, 14 February 2008 – The Board of Directors of Thomson (Euronext Paris: 18453, NYSE :TMS), chaired by Frank E. Dangeard, met on 13 February 2008 to review and approve the Group’s fourth quarter performance and full year 2007 results published today.

The key elements of these results are:

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Mixed divisional performance: revenues and profitability were satisfactory in the Services and Technology Divisions, but disappointing in the Systems Division, particularly the Broadcast & Networks activities.

-

Improved Group cash flow - free cash flow from the Core Business was €387 million in the year and the Group overall generated cash inflow of €142 million, after two years of outflows. Systems Division cash flow improved significantly year-on-year in 2007 and within that division Broadcast & Networks generated cash in 2H07, despite its disappointing results.

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Net debt fell by €113 million and the level of post-retirement obligations was again reduced. As a result, aggregate net financial liabilities (financial and acquisition-related debt, and post-retirement liabilities) were reduced by €282 million over the year.

-

The Group retained strong liquidity at year-end and has an average net debt maturity of just under 5 years.

-

The Board proposes a dividend at €0.33.

Outlook

The macro-economic outlook for 2008 is uncertain and there are signs indicating lower growth, including in the industries that we serve.  Given this, we are cautious about setting an organic revenue growth target above of the 2.1% constant currency growth that was achieved in 2007.  The first months of the year will be particularly challenging relative to last year’s comparatives.

In this context, our primary goals will be cash generation and further cost reduction, whilst still pursuing opportunities for profitable organic growth.

In our continuing businesses, both Services and Technology are performing satisfactorily and have cost reduction goals in place for 2008. The Systems Division performance is clearly unsatisfactory.  Although the cost reduction and operational measures taken in 2007 are having some positive impact, management has intensified these actions and broadened their scope.

The exit from the AVA businesses should have a significant positive impact on the development of both profitability and cash generation in the future.  The losses from the run off of residual activities in the discontinued perimeter are expected to be below €30 million in 2008.

The Group is targeting a significant increase in net profit for 2008 compared to the 2006 net profit of €55 million.

The Group will continue to invest in key areas of our business to drive long-term growth and continue to diversify our customer base, cementing the progress made over the last three years. The Group reiterates its intention to deploy free cash flow in further debt reduction and payouts to shareholders.

Board and Corporate Governance

The Board, through the Chairman and a working group of three independent directors (F. de Carbonnel, P. Murray and D. Roux) has reviewed over the past months the Group's strategy and execution in the light of the increasingly uncertain macro-economic and market outlook for 2008.  Following this review, the Board has reiterated its belief that the overall strategic direction of the Group, to establish a world leader in video solutions through the activities of its three core divisions - Technology, Systems and Services - was supported by technology and market evolutions. The Board has also reviewed management's operational plans, both the actions taken in 2007 and the plans for 2008. It also encouraged the pursuit of strategic partnerships in certain of the Group's businesses, such as Tuners, in order to exploit market opportunities and unlock value in these businesses. The Board confirmed its intention to drive long-term sustainable value for shareholders through this current strategy.

The exit from the residual consumer electronics businesses in December 2007 completes a three year process of fundamental transformation of the Group, pursuant to the strategy put in place in September 2004. With this in mind, Frank E. Dangeard has proposed, and the Board has accepted, that the functions of Chairman and Chief Executive, which were united at the start of the transformation, be split again upon its completion, with Frank E. Dangeard as Chairman.

In addition, the Board expects that between two and four new independent directors will be appointed over the next 18 months, starting from the forthcoming AGM. On the Chairman's recommendation, a formal process has been put in place for the selection of appropriate candidates, under the direction of the Nomination & Governance Committee. A leading executive search firm has been appointed to assist the Committee and the Board in this process.

Commenting today, Frank E. Dangeard said:

 "With the exit from the residual consumer electronics businesses in December, a new page has been turned in the Group’s transformation and I have recommended to the Board that its governance structures return to normal, with split Chairman and Chief Executive roles. Although our markets remain challenging in some respects and the outlook uncertain, we have put together a world leader in the exciting and growing world of digital video.  The Board’s focus is now on creating value from the assets, leadership and market positions put in place since 2004.  Our 2008 operating priorities are cash generation, cost reduction and seizing profitable opportunities for organic growth. We will continue to invest in key areas of our business to drive long-term growth and to diversify further our already expanding customer base."

Summary of Consolidated Full Year 2007 Results (unaudited(1))

Within reported revenues and results for continuing operations subtotals have been shown for what was referred to as “Core Business” (the three main divisions - Services, Systems and Technology, together with Corporate) and Other (including activities previously referred to as “Non-Core”).  Going forward the reported segments will be Services, Systems, Technology, Corporate and Other.  References to Core and Non-Core are no longer considered necessary in view of the Group’s exit from the Audio/Video and Accessories businesses (“AVA”).

In € millions unless otherwise stated	FY2007(2)	FY2006(2)

Group net revenues	5,630	5,781(2)

Core Business revenues	5,620	5,747
Other	10	34

Group EBIT(3)	349	527(2)

Core Business EBIT	346	504
Other	3	23

Financial costs (net)	(105)	(202)
Share of profit/(loss) from associates	1	(86)
Income tax	(27)	0

Group profit from continuing operations	218	239

Loss from discontinued operations	(241)	(184)

Group net profit/(loss) (before minority interest)	(23)	55

Core Business free cash flow(4)	387	483

Group net cash flow from operating and investing activities	142	(51)

Net financial liabilities(5)	1,661	1,943

(1)

All figures are preliminary and subject to final audit.

(2)

Results for 2006 and 2007 are presented according to IFRS 5 and therefore exclude activities now treated as discontinued from results from continuing operations. Prior period results are adjusted to take account of the current perimeter of discontinued operations. The originally reported revenues and EBIT for Thomson for 2006 were €5,854 million and €479 million respectively, of which €73 million and a loss of €(48) million respectively were from activities since treated as discontinued, principally our residual displays components activity at Genlis and our remaining European After-sales activities.  These were previously reported as part of Other (Non-Core) continuing activities.  The Group’s 2006 net profit remains €55 million, as previously reported.

(3)

EBIT is defined as profit continuing operations before tax and financial costs (net).

(4)

For 2006 excludes one-off payment of accrued interest of €(59) million relating to prior years on redemption of convertible bond in January 2006 – taking into account this payment Core Business free cash flow for 2006 was €424 million.

(5)

Net financial liabilities are defined as the aggregate of net financial and acquisition-related debt, and post-retirement liabilities.

FULL YEAR REVIEW

Full Year 2007 Net Revenues & EBIT

In € millions and %	FY2007	FY2006	FY2007	% change
	Actual	actual	constant currency	constant currency
Core Business net revenues	5,620	5,747	5,866	+2.1
Services	2,400	2,489	2,523	+1.3
Systems	2,679	2,684	2,769	+3.2
Technology	535	547	568	+4.0
Corporate	6	27	6	n/m
Other	10	34	11	n/m

Group net revenues	5,630	5,781	5,877	+1.7

Core Business EBIT	346	504
Services	115	160
Systems	28	132
Technology	277	289
Corporate	(74)	(77)
Other	3	23

Group EBIT	349	527

Second Half 2007 Net Revenues & EBIT

In € millions and %	2H07	2H06	2H07	% change
	Actual	actual	constant currency	constant currency
Core Business net revenues	2,988	3,178	3,138	-1.2
Services	1,309	1,377	1,386	+0.6
Systems	1,416	1,503	1,471	-2.1
Technology	262	284	280	-1.2
Corporate	1	14	1	n/m
Other	4	11	5	n/m

Group net revenues	2,992	3,189	3,143	-1.4

Core Business EBIT	248	371
Services	103	152
Systems	34	109
Technology	144	149
Corporate	(33)	(39)
Other	(12)	49

Group EBIT	236	420

Full Year 2007 Results

Thomson reported net revenues for the Group for 2007 of €5,630 million (2006, €5,781 million), of which Thomson’s Core Business contributed €5,620 million (2006, €5,747 million).  Currency movements, principally the weaker US$, decreased Core Business revenues for the year by €247 million. Core Business revenues for the year excluding currency movements increased 2.1% year-on-year.

Perimeter effects from 2007 acquisitions were immaterial.  A 3Q06 acquisition in Network Services contributed €53 million to Services Division revenues in 2007, compared to €14 million in 2006.

Core Business EBIT for 2007 was €346 million (2006, €504 million), representing a Core Business EBIT margin of 6.2%. This reflected notably a higher level of restructuring costs in the Services Division and sharply lower profitability in the Systems Division: in particular the Broadcast & Networks activities were loss-making in 2007.

Research and development expenditure charged in the Core Business (net of external funding) rose slightly from €279 million for 2006 to €288 million for 2007.

Cost and liability reduction programs focused on restructuring, particularly in DVD Services, and on post-retirement obligations. Restructuring charges in the Core Business totaled €(85) million for the year (2006, €(36) million), of which €(71) million was in the Services Division.

During 2007 the Group continued to implement the realignment of medical and healthcare plans begun in 2006. The actuarial liability for post-retirement obligations on the Group’s balance sheet reduced by €169 million to €403 million, and a gain of €63 million was credited to EBIT from continuing operations, of which €13 million was credited to Core Business EBIT (mainly in the Systems Division) and €50 million to Other continuing operations.

With the benefit of this credit, Other continuing operations recorded a profit of €3 million before tax and financial result in 2007 (2006, €23 million).

Overall, the Group’s consolidated profit from continuing operations before tax and financial result reached €349 million in 2007 (2006, €527 million).

DIVISIONAL REVIEW

SERVICES

During 2007 the priorities of the Services Division continued to be the expansion of its growth businesses in electronic and digital media, whilst continuing to adapt the cost base of its physical media businesses. Restructuring, principally in DVD Services, was pursued largely in the first half. This, combined with the seasonality of the business, resulted in an increase in profitability in 2H07 vs 1H07.

Revenues

Consolidated net revenues for the Services Division totaled €2,400 million in 2007 compared with €2,489 million in 2006, including a significant adverse impact of exchange rate variations of €122 million. Consolidated net revenues of the Services Division at constant 2006 exchange rates grew by 1.3%. This growth reflected strong growth in Network Services and more modest growth in Film & Content Services, while the rise in DVD volumes and higher revenues in the DVD distribution activity were outweighed as expected by the impact of price re-negotiations related to contract renewals in DVD Services.

The small acquisitions made in 2007 made no material contribution to 2007 revenues. A 3Q06 acquisition in Network Services added €53 million to consolidated net sales in 2007, compared to €14 million in 2006.

In our DVD Services business the number of DVDs replicated in 2007 amounted to 1.47 billion, an increase of 1.6% from 2006, mainly resulting from higher volumes in North America and Australia. The growth in distribution activity and higher replication volumes did not fully offset the impact of price re-negotiations related to contract renewals early in the year.  The major “blockbuster” releases on DVD were as usual concentrated in the latter part of the year, particularly the fourth quarter.  Key titles included Pirates of the Caribbean: At World’s End, Transformers, Shrek the Third and The Bourne Ultimatum.

Within Film & Content Services, Film Services processed 4.9 billion feet in 2007 which compares with 5.0 billion feet processed in 2006. Film Services benefited from a stronger film slate in H1 2007, with notable titles including Pirates of the Caribbean: At World’s End, Shrek the Third, and Harry Potter and the Order of the Phoenix.

The Film Services operation is in discussions with a number of customers, both major studios and independents, regarding contract renewals.  The North American release printing contract for one major client is not being continued, although North American distribution services for that client will continue.  Additional volumes from other customers have been secured, notably from Overture Films (announced in October 2007).  Given this and the continuing transfer of volumes from analog prints to digital, the Group expects a decline in Film Services volumes and revenues in 2008 and will adjust the cost base of Film Services during 2008 to mitigate this decline.

Revenues from electronic media services (Content Services, Network Services and Electronic Distribution Services) represented about 30% of total sales of the Services Division in 2007 (continuing the trend from 25% in 2006, 20% in 2005 and 10% in 2004) reflecting the higher relative contribution from the growing electronic media services activities.

The Content Services activities had organic growth in visual effects (VFX) and in higher-end services such as digital intermediates (DI) while maintaining focus on integrating its various units into a more efficient organization. In 2007 this activity started to address the Indian and Chinese markets, including the investment in Paprikaas and the related strategic alliance with DreamWorks Animation to develop world-class animation capabilities in India.  Content Services experienced some minor revenue losses in 4Q07 as a result of the recent strike by members of the Writers’ Guild of America.

The Electronic Distribution Services operation was strengthened during 2H07 with the acquisition of SyncCast, a provider of end-to-end solutions for the online distribution of digital content over IP networks, but revenues are not yet material.

Network Services revenues in 2007 grew significantly, principally with the expansion of our activities in broadcast services in Europe. The biggest contributors to this growth were a full year of operation of the playout facility in the Netherlands acquired in 4Q06 and the contract with ITV awarded at the start of 2007. Within Network Services, our retail media networks revenues were at same level as last year in North America while several initiatives have been taken to expand activity in Brazil, China, and in Europe, notably Poland.

Profitability and margins

Profit from continuing operations before tax and net finance costs for the Services division amounted to €115 million in 2007 compared with €160 million in 2006. The division’s 2007 profit margin was 4.8% compared with a 2006 profit margin of 6.4%. Savings from restructuring and cost-control control actions, as well as process transformation initiatives in DVD Services and Film & Content Services, did not fully offset restructuring charges of €(71) million (2006, €(30) million), the impact of lower pricing in the DVD business following the prior year’s contract renewals, and spending on the newer electronic media activities. The €(57) million gross cash costs of the restructuring actions in 2007 were covered by the proceeds received through related real estate sales, notably the Camarillo site in California.

In DVD Services, the significant reduction of the manufacturing cost base has partially offset the adverse impact of prices reductions in 2007. In addition to bearing the bulk of the Division’s restructuring charge in 2007, DVD Services benefited from a number of one-time items, most notably the profit on real estate sales and a credit relating to the recovery of certain expenses concerning past services.

In Film & Content Services the positive effect of profit contribution from higher sales in Content Services activities, benefits from process and efficiency improvements, and continuation of film volume shifts to lower cost facilities has been lowered by impact of restructuring charges related to sites optimization and consolidation programs. The 2007 results reflects start-up costs in India and China in Content Services activities, as well as the continuation of investment in digital cinema beta-tests deployed for various clients.

In Network Services revenue growth has generated additional profit compared with last year and has helped finance the retail media networks start-ups in Brazil and in Europe.

Electronic Distribution Services is still in a loss-making start-up phase, reflecting the start-up costs for on-line video distribution services, including the SyncCast operation (acquired in 2H07).

Overall one-time items are estimated to have reduced the profitability of the Services by €(10) million in 2007, including most notably restructuring costs of €(71) million, the profit on the Camarillo disposal of €36 million and the credit referred to above in the amount of €14 million.

SYSTEMS

Revenues

Consolidated net revenues for the Systems Division were flat year-on-year at €2,679 million for 2007, compared to €2,684 million for 2006. This result includes a negative impact of exchange rate variations of €90 million. So consolidated net revenues of the Systems Division increased by 3.2% in 2007 at constant 2006 exchange rates.

This overall performance reflected growth in Access Products and a drop in revenues from Broadcast & Network Systems.  Access Products, accounting for around 75% of division’s revenues, increased sales with cable and telecom customers, but 4Q07 saw a decline in revenues.  Broadcast & Networks faced weaker market conditions early in 1H07, compounded by late new product introductions. Despite an improvement in Q307, activity was again weak in the fourth quarter. Overall, therefore, revenues from this activity declined year-on-year.

Access Products

Revenues grew in 2007 with cable, satellite and telecom customers. Cable registered volume growth with 2.3 million cable set-top boxes (2006: 2.0 million) and improved mix, while the volume decrease in satellite set-top boxes to 10.1 million in 2007 from 11.1 million in 2006 was more than outweighed by the improved mix with an increased proportion of HD boxes. 11.1 million access products for telecom operators were sold (2006: 10.0 million), with the volume increase being offset to some extent by price declines. Overall, a total of 23.4 million set-top boxes, DSL modems and gateways were sold in 2007, a slight increase on the 2006 total of 23.2 million units, but with an improved mix overall. In addition the Group began delivering eMTAs in the US (dual play modems for cable customers).

In Satellite, volumes in the US slightly decreased year on year but the proportion of high definition devices grew. The growing transition to HD products (including HD PVRs) sustained ASPs and largely offset unfavourable volume effects and ongoing price declines. DIRECTV remained the largest customer of the division business, and in 2007, Thomson reached the milestone of over one million MPEG-4 HD and MPEG-4 HD DVR receivers shipped to DIRECTV, illustrating customer recognition of our ability to support their transition to high-definition TV. Furthermore, Thomson also jointly developed with DIRECTV the MFH3™ (Multi-Family Housing) distribution system designed to solve satellite distribution issues in dense living spaces such as apartment complexes. However the business continued to expand in other markets, especially in Latin America, and also pursued its development with Asian satellite broadcasters, notably India’s TataSky and Malaysia’s Astro.

Sales of cable access products grew significantly year-on-year. Successes included the delivery of integrated triple play boxes to Portugal’s TV Cabo and the shipment of eMTAs (dual-play modems) to Comcast in the United States. Overall, the Group consolidated its leadership in EMEA and Latin America. We reached a customer base of over 100 customers at the end of 2007 (including three of the largest operators in western world: Comcast, Liberty Global and Kabel Deutschland).

Thomson’s business with telecom customers continued to grow during 2007. The roll-out of the France Telecom LiveboxTM continued successfully in 2007 with introduction of a more sophisticated device. Overall, improved volumes continued to offset price erosion.  In addition our telephony & home networking business increased volumes in DECT (Digital Enhanced Cordless Telecommunications) largely offsetting price erosion. Increased sales of connected products for the ecosystem around the home gateway, such as the voice-over-IP Hub Phone for BT will be important for the future development of this business.

Broadcast & Networks Systems

Revenues of Broadcast & Networks Systems were down versus 2006. During 1H07, Broadcast & Networks businesses performed poorly with weak markets and some delays in new product introduction. The business returned to growth in 3Q07 with improving sales of for example the LDK 8000 HD broadcast camera, but 4Q07 was again weak and revenues declined. Expectations for both product and, notably, system contracts were not met as customers again postponed capex decisions. Orders for other product categories, such as telecine equipment for post-production and for older models, declined year-on-year. Initial deliveries of new products, such as the NetProcessor, the ViBE MPEG-4 encoder range based on the Mustang chip solution, and the Infinity professional camcorders were made but with minimal revenues in the quarter for these products.

Revenues from network software, principally Cirpack softswitches and the SmartVision IPTV/Mobile TV system, were held back by the slow rollout of IPTV and Mobile TV services.

The Group remains confident that the plans initiated at the end of 1H07, although not sufficient to offset the 4Q07 weakness, are being executed properly and that the Broadcast & Networks businesses are well positioned to build on the recent product launches to return to growth in 2008.  The longer-term fundamentals of the markets we serve remain attractive, as the continuing transition to high definition in the broadcast industry and the switch towards IP networks and broadband delivery of video content drive demand for our products and solutions.

Profitability and margins

Profit from continuing operations before tax and net finance costs for the Systems division amounted to €28 million in 2007 compared with €132 million in 2006.

In Access Products, underlying operating profits improved. The on-going transition to high definition products improved product mix and helped offset price erosion on like-for-like products. Profitability was held back by the dip in activity in 4Q07.

The Broadcast & Networks businesses were loss-making for the year.  This reflects an operating loss but includes one-off costs taken in both 1H07 and in 2H07. The losses for 2H07 were lower than in 1H07 but the shortfall in revenues in 4Q07 had a negative effect on operating profitability and outweighed the initial effects of cost reduction programs initiated after the first half loss. The second half one-time items included non-cash inventory writedowns, as indicated previously.

The Broadcast & Networks businesses achieved its goals, however, in terms of cash generation in 2H07, with a substantial reduction in working capital enabling it to generate positive free cash flow.

TECHNOLOGY

Revenues

Consolidated net revenues for the Technology Division amounted to €535 million in 2007, compared with €547 million in 2006. Currency effects decreased consolidated net sales of the division by €34 million in 2007, principally affecting Licensing which has a significant proportion of revenues invoiced in US$.

Consolidated net sales for the Licensing activity amounted to €431 million in 2007 compared with €443 million in 2006. Currency effects decreased licensing revenues by €32 million. Underlying this performance were strong performances in the newer licensing programs, offsetting decreases in older programs such as analog TV. The most significant contributor to our Licensing revenues in 2007 was again the MPEG2 program (administrated through the MPEGLA pool), which increased to account for approximately 30% of the Technology division’s revenues in 2007 (2006: 24%). Other newer programs contributed strongly, in particular Digital TV in North America, which increased significantly compared to 2006. Trademark revenues also increased from a small base.  At the end of 2007, the Group had 991 licensing contracts in place compared to 959 at the end of 2006.

Our nascent Software & Technology Solutions activity continues to develop its activities particularly in content security.

The Silicon Solutions activity’s net revenues were unchanged in 2007 compared to 2006.  Discussions are taking place regarding a proposed partnership for the tuners activity.

Profitability and margins

Profit from continuing operations before tax and net finance costs for the Technology Division amounted to €277 million in 2007, compared to €289 million in 2006, representing a profit margin of 51.8% in 2007 compared with 52.8% in 2006.

In 2007, the profit before tax and finance costs of our Licensing activity was €361 million compared to €366 million in 2006, a decrease of €5 million. The EBIT margin for licensing was 83.7% in 2007 compared with a margin of 82.6% in 2006. During the year the Licensing activity increased its focus on optimising the cost-efficiency of it patent application and maintenance operations.  The other activities in the division generated a slightly increased loss, principally as a result of the continuing costs of research and development to establish the silicon business in Silicon Solutions.

The total research costs accounted for within the Technology Division amounted to €91 million in 2007, a slight decrease from €95 million in 2006.

CORPORATE

The charge before interest and finance costs of the Group’s unallocated corporate functions was €74 million in 2007 (2006, €77 million).

OTHER

Consolidated net revenues for Other continuing operations (including activities formerly referred to as Non-Core) fell to €10 million for 2007 (2006, €34 million), in line with the Group’s strategy to reduce external activities at the Angers and Genlis facilities.

In addition the residual displays component activities at Genlis and the Group’s remaining European After-sales activities were reclassified as discontinued activities, to be exited during 2008.  This led to a reduction in Other revenues of €(20) million for 2007 (and a reduction of €(73) million to the revenues previous announced for 2006) and an increase of €21 million in profits from Other continuing activities (2006, increase of €48 million), with corresponding increases in the losses from discontinued operations for each year.

Other continuing operations reported a profit of €3 million in 2007 (2006, €23 million). One-time gains of €50 million from changes to healthcare plans more than offset the continuing losses in Other continuing operations.  Other one-time items affecting the profit from Other continuing operations are estimated at a net charge of €(16) million.

FINANCIAL RESULT, ASSOCIATES AND TAX

Interest expense

Net interest charges for continuing operations reached €(101) million in 2007 (2006, €(89) million), principally reflecting higher Euro interest rates.

Other financial income / (expense)

Other financial expense for continuing operations totalled €(4) million in 2007 (2006, €(113) million, including a charge of €(70) million relating to our holding in TCL Multimedia).  This total includes a €34 million (non-cash) gain on the mark-to-market revaluation of the call option embedded in the Silver Lake convertible bond (2006, gain €4 million).

Share of profit/loss from associates

Following the sell down of the Group’s stake in TCL Multimedia in 2006 there was no material share of profit/loss from associates in 2007 (2006, loss €(86) million).

Income Tax

The Group has a total of approximately €4.5 billion of tax-loss carry-forwards, of which almost two-thirds are located in France and the US. Of these less than 10% are time-limited. The Group’s current tax charge was €53 million (2006, €59 million). In addition,  an additional deferred tax asset of €26 million was recorded in 2007, comprising additional recognition of deferred tax assets in France and derecognition of deferred tax assets in the US.  This led to an overall reported tax charge of €(27) million.

LOSS FROM DISCONTINUED OPERATIONS

The results for 2006 and 2007 include activities treated as Discontinued Operations under IFRS 5 – principally the Audio/Video (“AV”) and Accessories businesses (together “AVA”) and the Group’s residual display component activities based at Genlis and European After-sales activities (which were reclassified as discontinued activities in 2H07).  The comparative figures for 2006 have been adjusted accordingly to reflect this change of perimeter in accordance with IFRS.

The total loss attributable to discontinued operations for 2007 was €(241) million, of which €(21) million related to the operations reclassified as discontinued during 2H07 (2006, loss €(184) million, of which €(48) million was attributable the reclassified operations).  The bulk of the 2007 charge related to the operating losses and write-downs on disposal/exit from the AVA businesses during 2007.  Losses for 1H07 were €(76) million, while the losses for 2H07 totaled €(165) million.

The disposal of the North American Accessories business to Audiovox was completed on January 29, 2007.  At the end of December 2007, the AV US/ROW business, with the exception of some net assets/liabilities, was also purchased by Audiovox. On October 16, 2007, Thomson announced it would progress with closing the AVA Europe business, except for the Skymaster activities in Germany. In December 2007 Skymaster was sold to Arques Industries, a German company.

In 2008, activity in the discontinued operations perimeter will be confined to the run-off of residual assets and liabilities and related closures, including the Genlis displays and European After-sales activities.  Estimated losses from such activities in 2008 are estimated at under €(30) million.

The 2007 loss from discontinued activities of €(241) million led to a net cash outflow in 2007 of €(144) million in respect of discontinued activities, lower than expected reflecting timing of cash flows between 2007 and 2008.  The Group expects cash outflow from the discontinued perimeter in 2008 to be below €(120) million and cash inflow beyond 2008 of approximately €15 million. The cash outflow in 2008 results principally from residual cash costs of exiting the AVA activities, which are around €20 million higher than expected and fall more in 2008 as noted above, together with the cash costs of exit from the Genlis displays and European After-sales.  The above does not take account of any future cash realizations from the Group’s financial assets.

NET RESULT

The net profit from continuing operations was €218 million for 2007 (2006, €239 million).  After taking account of the negative impact of the loss from discontinued operations of €(241) million (2006, loss €(184) million), the Group consolidated net loss was €(23) million for 2007 (2006, profit €55 million).

FOURTH QUARTER 2007 REVENUES

In € millions and %	4Q07	4Q07	4Q06	% change
	actual	constant currency	actual	constant currency
Core Business	1,618	1,708	1,777	-3.9
Services	711	760	755	+0.6
Systems	765	797	849	-6.0
Technology	142	151	168	-10.1
Corporate	0	0	5	n/m
Other	2	2	5	n/m

Group net revenues	1,620	1,710	1,782	-4.0

Total Group net revenues for 4Q07 were €1,620 million (4Q06, €1,782 million), of which Core Business net revenues for 4Q07 were €1,618 million (4Q06 €1,777 million).  Currency movements decreased Core Business revenues for the quarter by €90 million. Core revenue thus declined year-on-year 3.9% at constant currency, principally as a result of the weak performance in Systems.  There were no material perimeter effects from acquisitions since the start of 4Q06.  Revenues from Other activities fell from €5 million to €2 million.

Services Division revenues for 4Q07 were €711 million (4Q06, €755 million). Currency movements decreased Services Division revenues for the quarter by €49 million. Revenues for the quarter excluding currency movements therefore increased 0.6% year-on-year. Both DVD and Film Services performed robustly in 4Q07. Amongst key indicators, the Group replicated 484 million DVD units in the quarter, down just 3% on the record 4Q06, and 1.2 billion feet of film, down 1% year-on-year. Key DVD titles included Pirates of the Caribbean: At World’s End, The Bourne Ultimatum and further volumes of Transformers and Shrek the Third.  Film titles included I am Legend and Enchanted.  Revenues from electronic media services grew year-on-year in 4Q07.

Systems Division revenues for 4Q07 were €765 million (4Q06, €849 million). Currency movements decreased Systems Division revenues for the quarter by €32 million. Revenues for the quarter excluding currency movements therefore decreased 6.0% year-on-year. Broadcast & Networks had a disappointing end to the year and revenues declined year-on-year in the quarter, after returning to growth in 3Q07.  Access Products revenues for both telecom and satellite customers were down year-on-year. Improved product mix drove higher revenues from cable customers, including notably additional revenues from Comcast. Amongst key indicators, in 4Q07 Thomson shipped 2.8 million satellite set-top boxes (4Q06, 2.9 million), 0.7 million cable set-top boxes (4Q06, 0.9 million), and 3.4 million access products for telecom operators (4Q06, 3.4 million) – making a total of 6.9 million in the quarter (4Q06, 7.2 million), in addition to initial shipments of eMTAs to Comcast.  The Broadcast & Networks businesses recorded a decline in revenues.  Initial deliveries of new products, such as the NetProcessor, the ViBE MPEG-4 encoder range based on the Mustang chip solution, and the Infinity professional camcorders were completed towards the end of the year, but revenues in the quarter from these products were limited.

Technology division revenues for 4Q07 were €142 million (4Q06, €168 million). Currency movements decreased Technology division revenues for the quarter by €9 million. Revenues for the quarter excluding currency movements therefore decreased 10.1% year-on-year. Licensing revenues for the quarter were €120 million (4Q06, €138 million), with an adverse currency effect of €8 million arising from the weaker US$. This reflects the timing of signature of new licensing contracts, with 3Q07 benefiting from several new contracts, and reflecting the strength of 4Q06.

GROUP CASHFLOW

Core Business Free Cash Flow

The Core Business generated €387 million of free cash flow (net operating cash flow from Core Business after Group tax and finance cash out, less net cash capital expenditure) in 2007. This is comprised of Core Business EBITDA (EBIT plus depreciation and amortization) of €729 million (2006, €925 million), plus a reduction in working capital of €190 million (2006, €87 million), less other movements in assets and liabilities of €(126) million (including contract payments) (2006, €(100) million), capital expenditures (net of disposals) of €(164) million (2006, €(214) million), and tax and interest, restructuring and non-current cash outflows of €(242) million (2006, €(215) million).  The Core Business free cash flow in 2006 benefited from improved working capital management particularly in the Services Division.  In 2007 the Systems Division significantly improved working capital management and recorded an increase in free cash flow, despite the fall in the profitability of the division.

€m	2007	2006
Services	231	396
Systems	156	100
Technology	249	230
Corporate	(71)	(116)
Tax and financial	(178)	(1) (127)
Core Business Free Cash flow	387	(1) 483

Divisional cash flow is shown after divisional capital expenditure – while all tax and financial cash flows are shown as a single line item

(1)

Excludes one-off payment of accrued interest of €59 million relating to prior years on redemption of convertible bond in January 2006 – taking into account this payment Core Business free cash flow for 2006 was €424 million.

Other Continuing Cash Flow

Free cash flow from Other continuing operations amounted to an outflow of €(93) million (2006, outflow €(104) million), resulting in free cash flow from continuing operations of €295 million (2006, €379 million)

In addition, the Group paid €(51) million during the year for acquisitions (including residual payments for prior year acquisitions), mainly in the Services Division (2006, €(255) million).

The Group raised €42 million from the sale of financial assets during 2007.

Cash flow from Discontinued Operations

The net operating and investing cash outflows from discontinued operations totaled €(144) million (2006, €(266) million). The largest element in this was the cash outflow from the losses of the AVA businesses.

Net Cash flow from operating and investing activities

 As a result, overall net cash inflow from operating and investing activities for both continuing and discontinued operations totaled €142 million (2006, outflow €(51) million).

GROUP BALANCE SHEET

The Group’s net financial debt and overall financial liabilities were both reduced, in line with targets set at the start of the year.

The Group’s net financial debt decreased by €107 million to €1,251 million at 31 December 2007, compared to net financial debt of €1,358 million at 31 December 2006.

In addition debt related to acquisitions fell to €7 million (31 December 2006, €13 million).

Liabilities on Thomson’s balance sheet in respect of retirement benefit obligations (including medical benefits) have again been reduced, by €169 million to €403 million at 31 December 2007 from €572 million at 31 December 2006, benefiting from the further realignment of medical and healthcare plans.

As a result the Group’s net financial liabilities (defined as the aggregate of net financial debt, debt related to acquisitions and post-retirement liabilities) decreased over the year by €282 million to €1,661 million, compared to €1,943 million at 31 December 2006

During the year, as part of its regular refinancing program, the Group raised €150 million of notes with 7 and 5 year maturities in private placements. This resulted in an average net debt maturity at 31 December 2007 of just under 5 years.  Since the year end, the Group has completed the placement of a further €70 million in long-term notes. The terms of all these notes meet Thomson's criteria for long-term borrowing in terms of costs, while the covenants are identical to its outstanding US private debt placements. These long-term refinancings are designed, together with expected cash flow, to provide the funds to cover the Group’s debt obligations in 2008 (including, if required, the repayment of the convertible bond issued to Silver Lake Partners, which can be put from September 2008). At year-end, 86 % of the Group’s net financial debt was long-term.

Gross financial debt also fell sharply by €846 million to €1,823 million (31 December 2006, €2,669 million), also in line with targets.

The number of shares in issue at 31 December 2007 was 269,890,028, following the cancellation of 2,500,000 treasury shares in May and a further 1,481,268 treasury shares in October (shares in issue were 273,871,296 at 31 December 2006). Shareholders’ equity totaled €2,045 million at 31 December 2007 (31 December 2006, €2,112 million).

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to the Media, Entertainment & Communications players – content creators, content distributors and broadcasters – and supports them in order to help them to improve their commercial offers and their performance in a rapidly changing technology environment. For more information: http://www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Caroline Ponsi	+33 1 41 86 61 11	caroline.ponsi@thomson.net
Linda Balti	+33 1 41 86 65 24	linda.balti@thomson.net
Investor Relations
James Johnson	+33 1 41 86 61 48	james.johnson@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net
Linda Lovichi	+33 1 41 86 51 00	linda.lovichi@thomson.net

APPENDICES

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

CONSOLIDATED BALANCE SHEETS (unaudited)

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

Unaudited CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
(€ in millions)	2007	2006 (1)	2005 (1)
Continuing operations
Revenues	5,630	5,781	5,544
Cost of sales	(4,325)	(4,411)	(4,205)

Gross margin	1,305	1,370	1,339

Selling and administrative expenses	(698)	(664)	(628)
Other income (expense)	30	100	(87)
Research and development expenses	(288)	(279)	(221)

Profit from continuing operations before tax and net finance costs	349	527	403

Interest income	19	19	31
Interest expense	(120)	(108)	(108)
Other financial income (expense)	(4)	(113)	37
Net finance costs	(105)	(202)	(40)

Share of profit (loss) from associates	1	(86)	(82)
Income tax	(27)	-	(68)
Profit from continuing operations	218	239	213

Discontinued operations
Profit (loss) from discontinued operations - net	(241)	(184)	(786)

Net income (loss)	(23)	55	(573)
Attributable to:
- Equity Holders	(23)	55	(574)
- Minority interests	-	-	1

	Year ended December 31,
(in euro, except number of shares)	2007	2006	2005

Weighted average number of shares outstanding – (basic net of treasury stock)	262,787,361	261,188,858	266,539,917

Earnings per share from continuing operations
- basic	0.76	0.84	0.78
- diluted	0.65	0.79	0.46
Earnings per share from discontinued operations
- basic	(0.92)	(0.70)	(2.95)
- diluted	(0.84)	(0.64)	(2.68)
Total earnings per share
- basic (2)	(0.16)	0.14	(2.17)
- diluted (2)	(0.19)	0.15	(2.22)

(1) Restated with 2007 discontinued activities according to IFRS 5.

(2) After deduction of the dividends, net of tax, on the subordinated perpetual notes.

Unaudited CONSOLIDATED BALANCE SHEETS

(€ in millions)	December 31, 2007	December 31, 2006	December 31, 2005
ASSETS

Non-current assets:
Property, plant and equipment	693	813	886
Goodwill	1,645	1,714	1,756
Other intangible assets	938	1,071	1,150
Investments in associates	10	12	204
Investments and available-for-sale financial assets	397	266	341
Derivative financial instruments	16	7	1
Contract advances	122	129	173
Deferred tax assets	503	397	379
Other non-current assets	120	110	182

Total non-current assets	4,444	4,519	5,072

Current assets:
Inventories	332	366	333
Trade accounts and notes receivable	918	1,018	1,315
Current accounts with associates and joint-ventures	12	97	115
Derivative financial instruments	17	8	9
Other current assets	474	535	644
Marketable securities	-	-	7
Cash and cash equivalents	572	1,311	996
Assets classified as held for sale	1	264	369

Total current assets	2,326	3,599	3,788

Total assets	6,770	8,118	8,860

Unaudited CONSOLIDATED BALANCE SHEETS

(€ in millions)	December 31, 2007	December 31, 2006	December 31, 2005
EQUITY AND LIABILITIES

Shareholders’ equity:
Common stock (269,890,028 shares at December 31, 2007 with nominal value of €3.75 per share)	1,012	1,027	1,025
Treasury shares	(154)	(225)	(239)
Additional paid in capital	1,539	1,686	1,771
Subordinated perpetual notes	500	500	500
Other reserves	282	64	43
Retained earnings (accumulated deficit)	(932)	(886)	(980)
Cumulative translation adjustment	(202)	(54)	89

Shareholders’ equity	2,045	2,112	2,209

Minority interests	10	7	7

Total equity	2,055	2,119	2,216

Non-current liabilities:
Borrowings	1,078	1,393	858
Retirement benefits obligations	352	505	877
Restructuring provisions	25	48	9
Derivative financial instruments	11	51	57
Other provisions	50	107	185
Deferred tax liabilities	204	143	162
Other non-current liabilities	59	71	103

Total non-current liabilities	1,779	2,318	2,251

Current liabilities :
Borrowings	745	1,276	1,464
Derivative financial instruments	35	10	10
Retirement benefits obligations	51	67	62
Restructuring provisions	75	72	45
Other provisions	89	86	77
Trade accounts and notes payable	1,160	1,032	1,164
Accrued employee expenses	168	165	166
Income tax payable	58	57	47
Other current liabilities	547	671	750
Payables on acquisition of companies	7	13	138
Liabilities classified as held for sale	1	232	470

Total current liabilities	2,936	3,681	4,393
Total liabilities	4,715	5,999	6,644

Total equity and liabilities	6,770	8,118	8,860

Unaudited CONSOLIDATED STATEMENTS OF CASH FLOWS

(€ in millions)	Year ended December 31
	2007	2006	2005
Net income (loss)	(23)	55	(573)
Loss from discontinued operations	(241)	(184)	(786)
Profit from continuing operations	218	239	213
Summary adjustments to reconcile profit from continuing operations to cash generated from operations
Depreciation and Amortization	385	454	441
Impairment of assets	20	3	17
Net changes in provisions	(128)	(153)	(22)
(Profit) / loss on asset sales	(55)	(9)	2
Interest (Income) and Expense	101	89	76
Other (including tax)	16	95	71
Changes in working capital and other assets and liabilities	56	(3)	(14)
Cash generated from continuing operations	613	715	784
Interest paid	(96)	(92)	(65)
Accrued interest premium paid on convertible bond	-	(59)	-
Interest received	12	14	14
Income tax paid	(70)	(42)	(74)
Net operating cash generated from continuing activities	459	536	659
Net operating cash used in discontinued operations	(178)	(121)	(359)
Net cash from operating activities (I)	281	415	300

Acquisition of subsidiaries, associates and investments, net of cash acquired	(51)	(255)	(455)
Acquisition of Videocon Industries shares	-	-	(240)
Net proceeds from sale of investments	42	125	1
Proceeds from sale (purchases) of marketable securities	-	8	52
Purchases of property, plant and equipment (PPE)	(184)	(165)	(191)
Proceeds from sale of PPE	111	70	10
Purchases of intangible assets including capitalization of development costs	(91)	(121)	(102)
Loans (granted to) / reimbursed by third parties	-	17	47
Net investing cash generated from / (used in) continuing activities	(173)	(321)	(878)
Net investing cash generated from / (used in) discontinued operations	34	(145)	(18)
Net cash used in investing activities (II)	(139)	(466)	(896)

Proceeds from issuance of deeply subordinated notes	-	-	492
Purchases of treasury shares and others	(7)	9	(283)
Repayment of convertible bonds	-	(611)	(588)
Proceeds from borrowings	162	1,121	592
Repayments of borrowings	(898)	(27)	(423)
Dividends and distributions paid to Group’s shareholders	(117)	(107)	(77)
Dividends and distributions paid to minority interests	-	(2)	(2)
Net financing cash generated from continuing activities	(860)	383	(289)
Net financing cash (used in) / generated from discontinued operations	(1)	(10)	16
Net cash (used in) / provided by financing activities (III)	(861)	373	(273)

Net (decrease) / increase in cash and cash equivalents (I+II+III)	(719)	322	(869)
Cash and cash equivalents at beginning of period	1,311	996	1,848
Exchange gains/(losses) on cash and cash equivalents	(20)	(7)	17
Cash and cash equivalents at end of period	572	1,311	996

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2008
	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer